SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.

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(Name of Issuer)

Common Stock, par value $.01 per share

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(Title of Class of Securities)

253922-10-8

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(CUSIP Number)

N/A

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Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) The Compensation and HR Committee of Dime Community Bancshares, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation's employee benefit plan organized in New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,128
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,128
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ____
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of 39,877,833 shares of Common Stock outstanding as of December 31, 2021.
12	TYPE OF REPORTING PERSON* OO

Page 3 of 5 Pages

Item 1(a)

Name of Issuer:  Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office: 898 Veterans Memorial Highway, Suite 560

Hauppauge, NY 11788

Item 2(a)

Name of Person Filing:  The Compensation and HR Committee of Dime Community Bancshares, Inc.

Item 2(b)

Address of Principal Business Office: 898 Veterans Memorial Highway, Suite 560

Hauppauge, NY 11788

Item 2(c)

Citizenship: U.S.A.

Item 2(d)

Title of Class of Securities:  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number:  25432X-102

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Statement is filed pursuant to Section 240.13d-1(c)

Page 4 of 5 Pages

Item 4

Ownership:

As of December 31, 2021, the Compensation and HR Committee of Dime Community Bancshares, Inc. did not beneficially own 5% or more of the Issuer’s Class A Common Stock. Accordingly, this Schedule 13G/A constitutes an exit filing for the Reporting Persons.
Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Page 5 of 5 Pages

Item 8

Identification and Classification of Members of the Group:

Not applicable

Item 9

Notice of Dissolution of Group

Not applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

(Date)

THE COMPENSATION AND HR COMMITTEE OF DIME COMMUNITY BANCSHARES, INC.

By:	/s/ ROSEMARIE CHEN
Rosemarie Chen - Chair

By:	/s/ MICHAEL DEVINE
Michael Devine

By:	/s/ MATTHEW AMIEL LINDENBAUM
Matthew Amiel Lindenbaum

By:	/s/ ALBERT MCCOY JR.
Albert McCoy Jr.